EXHIBIT 99.11

MEDIA RELEASE

FINAL trading update

Vodacom results for the period ended June 30, 2007

As at June 30, 2007, Vodacom Group recorded 32.4 million customers across its networks operating in South Africa, Tanzania, the Democratic Republic of the Congo, Lesotho and Mozambique, reflecting a 7.5% increase in the three months since March 31, 2007. The growth in the customer base is a result of high gross customer connections of 4.4 million for the quarter. The Group’s non-South African operations comprised 7.8 million customers, or 24.1% of the total customer base.

Year on year revenue for the quarter ended June 30, 2007 increased by 18.6%, while total Group customers increased by 28.4% since June 30, 2006.

South Africa

South Africa increased its customer base by 6.9% since March 31, 2007 to 24.6 million customers in an increasingly competitive market. South Africa’s customer base comprises 3.2 million contract customers and 21.3 million prepaid customers, reflecting increases of 7.5% and 6.9% since March 31, 2007, respectively.

Vodacom South Africa has retained its leadership in a highly competitive South African mobile communications market with an estimated market share of 59% at June 30, 2007. The SIM card penetration of the cellular industry in South Africa is now an estimated 89% of the population.

South Africa customers, year-to-date ARPU and churn as at June 30, 2007 compared to March 31, 2007 are as follows:

South Africa	March 31, 2007	June 30, 2007	% change
Customers (thousands)	23,004	24,596	6.9
Contract	3,013	3,238	7.5
Prepaid	19,896	21,262	6.9
Community services	95	96	1.1
ARPU (ZAR)	125	118	(5.6)
Contract	517	488	(5.6)
Prepaid	63	58	(7.9)
Community services	902	735	(18.5)
Churn (%)	33.8	22.2	(11.6 pts)
Contract	9.7	8.5	(1.2 pts)
Prepaid	37.5	24.4	(13.1 pts)

Non-South African operations

Vodacom’s non-South African operations increased their total customer base by 9.3% since March 31, 2007 to 7.8 million customers.

Satisfactory customer growth was achieved in all Vodacom’s non-South African operations, most notably DRC with a 13.3% increase in its customer base.

Vodacom’s non-South African operations’ customers, year-to-date ARPU and churn as at June 30, 2007 compared to March 31, 2007 are as follows:

Non-South African operations	March 31, 2007	June 30, 2007	% change

Vodacom Tanzania
Customers (thousands)	3,247	3,468	6.8
Contract	14	16	14.3
Prepaid	3,223	3,442	6.8
Public phones	10	10	-
ARPU (ZAR)	52	47	(9.6)
Churn (%)	35.6	43.5	7.9 pts

Vodacom Congo
Customers (thousands)	2,632	2,981	13.3
Contract	17	19	11.8
Prepaid	2,587	2,921	12.9
Public phones	28	41	46.4
ARPU (ZAR)	77	63	(18.2)
Churn (%)	30.4	39.6	9.2 pts

Vodacom Lesotho
Customers (thousands)	279	300	7.5
Contract	3	4	33.3
Prepaid	272	292	7.4
Public phones	4	4	-
ARPU (ZAR)	75	71	(5.3)
Churn (%)	19.0	17.0	(2.0 pts)

Vodacom Mozambique
Customers (thousands)	988	1,062	7.5
Contract	15	17	13.3
Prepaid	973	1,045	7.4
ARPU (ZAR)	28	25	(10.7)
Churn (%)	41.7	46.7	5.0 pts